

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CNX Gas Corporation
5 Penn Center West, Suite 401
Pittsburgh, PA 15276-0102

> **Re:** **CNX Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 17, 2009**
> **Schedule 14A Filed March 23, 2009**
> **File No. 1-32723**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Off-Balance Sheet Transactions, page 57

1.   We note your statement [emphasis added] that "We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are likely to have a material current or future effect on our condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources *which are not disclosed in the notes to the consolidated financial statements*." Please discuss and explain here any such arrangements that are likely to have a material current or future effect, or state that there are no such arrangements, rather than

including only the general reference to the Notes to the Consolidated Financial Statements. If you retain a reference to the Notes, make clear precisely where in the Notes you discuss the arrangements.

Exhibits 31.1 and 31.2

2.   We note that you have, in multiple instances, replaced the word "report" with the words "annual report." In future filings, please revise so that the language conforms more exactly with the requirements of Item 601(b)(31) of Regulation S-K.

Compensation Discussion and Analysis

Design of the Short-Term Incentive Compensation Programs for 2008 and 2009, page 28

3.   It is unclear how you determined that Mr. DeIuliis obtained an individual performance factor of 190%, as you disclose at page 43. Please revise to make this clear to the reader. If disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

4.   With regard to your other named executive officers' "individual performance factors," you mention "two performance criteria: operations support and position specific goals," without specifying what they are. Please revise to disclose all qualitative and quantitative performance targets or goals.

5.   With regard to the "individual performance factor" for each named executive officer, we note that you have omitted disclosure about each officer's performance relative to the specific goals and objectives, providing at page 43 only aggregate percentages with regard to the "individual performance factor." Please disclose each officer's performance relative to each qualitative and quantitative performance goal or objective. Please see the two preceding comments.

Compensation of Current Executive Officers for 2009 and in the Future, page 38

6.   We note your statement that "CNX Gas will … pay CONSOL Energy an annual fee for various services based on an estimate of the amount of time required by CONSOL Energy to provide those services to CNX Gas. At this time, no amount is specifically identified for the management services that the executive officers of CONSOL Energy provide to CNX Gas as executive officers of CNX Gas."

Please disclose this information in future filings as and when it becomes available.

<u>Potential Payments Upon Termination or Change-in-Control, page 48</u>

7.   From the footnotes to the tables in this section, it appears that the tables exclude certain amounts payable in various scenarios. For example, in footnote (1) you indicate that in the event of a termination following a change of control, there would be amounts payable that are not included in the table. And in footnote (8) you list amounts of executive severance pay that are not included in the table. Please revise the tables so that they present a more complete picture of the amounts payable.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        N. Gholson